FOR IMMEDIATE RELEASE	November 8, 2016

Micromem Announces Formal Publishing of Cement Integrity Sensor Patent

Toronto, New York, November 8, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce the United States Patent & Trademark Office (“USPTO”) has formally advised Micromem that they are publishing our patent application US2016/0266086 A1 on 9/15/16 for the Cement Integrity Sensor (the “patented technology”). This is a foundational patent for technology that will significantly change the way management of oil/gas well cement pours are monitored. Our patented technology will allow fracking pressures to more accurately match the structural integrity of the cement bore and will provide greater visibility as to the integrity and consistency of the cement installation. It is focused on improvement in operational efficiency and enhancement of environmental protection. The patented technology is designed to operate in real time to alert operations of emerging cement integrity issues that, in the past, have led to serious infrastructure failure and ultimately environmental incursions.

It is also designed and targeted for use in other structures incorporating cement, for example, highways, bridges and buildings. The patented technology is particularly suited for these applications, in that our sensors are incorporated into the cement as part of the routine cement pour, requiring no special operations.

MEMS (Microelectromechanical Systems) and NEMS (Nanoelectromechanical Systems) are incorporated in the technology components, with a targeted manufacturing cost of fractions of a penny in high volumes. The sensors used in the patented technology are designed to be pervasively deployed throughout the cement structure, are passive in nature and respond to electromagnetic queries for feedback in real time. With no need for external power sources the technology is deployable in a multitude of environments.

Micromem, through MAST, has progressed well beyond the patent stage, has developed and is testing sensor prototypes for oil well applications. The current plan is to have a fully tested in-field demonstration of this innovative technology completed in 2017.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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